July 27, 2006

Mail Stop 4561

Mr. C. Steven Sjogren
President and CEO
Ben Franklin Financial, Inc.
14 North Dryden Place
Arlington Heights, IL 60004

Re: Ben Franklin Financial, Inc.
Registration Statement on Form SB-2
Filed June 30, 2006
File No. 333-135562

Dear Mr Sjogren :

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all outstanding exhibits with your next amendment; they are subject to the staff's review. In addition, please update your exhibit index to reflect that the "Appraisal Report of RP Financial, L.C." has been filed.

2.   Please include an updated consent from your independent accountants in the pre-effective amendment.

3.   Please update the financial statements under Item 310(g) of Regulation S-B, as applicable.

Proposed Stock Purchases by Management, page 19

4.   Please indicate, if true, that these purchases are for investment purposes.

Risk Factors, page 20

5.   We note your use of such phrases as "we cannot assure you" in your risk factors. This section is not meant to provide assurances but rather highlight material risks. Please revise all such language accordingly.

Selected Financial and Other Data, page 30

6.   Please revise, here and as necessary throughout the filing, to label all March 31, 2006, financial information as "unaudited."

Pro Forma Data, page 38

7.   Please revise to disclose your obligation to repurchase the shares held by the ESOP in the absence of an active market for the shares. Refer to paragraph 23 of SOP 93-6.

8.   Please revise to disclose the assumptions you made to determine the estimated income on the adjusted proceeds.

The Business Background of Our Directors and Executive Officers, page 105

9.   In accordance with Item 401(4) of Regulation S-B, please provide the business experience of each director for the last five years; we note some of your descriptions are quite broad and do not specifically address the relevant period.

Committees of Ben Franklin Financial, Inc., page 106

10.   We note your disclosure that the Nominating Committee is "expected to be comprised of Board members who are not standing for election;" however, according to your disclosure on page 104, it appears Mr. Raino will be up for election at your next annual meeting. Please reconcile this disclosure.

Transactions with Certain Related Persons, page 112

11.   We note your disclosure that loans to officers, directors and executive officers of Ben Franklin Ban k of Illinois are made at interest rates which are not comparable to loans to other borrowers; please provide the information required by Item 404 of Reg. S-B.

Financial Statements

Table of Contents, page F-1

12.   You state on page 63 that Ben Franklin Financial, Inc. has had no operations to date. If
        true, please revise your table of contents to disclose that fact as your basis for excluding
        the financial statements of Ben Franklin Financial, Inc.

Notes 1: Summary of Significant Accounting Policies

General

13.   You report proceeds from the sale of residential mortgage loans on page F-6. Please
        revise the financial statements to reflect the following:

        • On the face of the balance sheet, please separately quantify the loans held for sale at
          the end of each period presented. Refer to paragraph 28 of SFAS 65.

        • Please revise the notes to the financial statements to reflect your policy for
          determining the fair market value of the loans. Refer to paragraph 29 of SFAS 65.

        • Please revise Note 1 to confirm that you consider each of the criteria in paragraph 9
          of SFAS 140 in determining whether sale treatment is appropriate. Disclose each of
          the criteria in paragraph 9.

        • Please revise your Statement of Cash Flows to comply with the guidance of
          paragraph 9 of SFAS 102 or clearly disclose how you considered that guidance in
          determining your presentation of the cash flows from loan sales is appropriate.

Securities, page F-8

14.   Please revise to disclose your policy for the evaluation of securities for the existence of
        other than temporary impairment.

Servicing Rights, page F-8

15.   Please revise to include the disclosures required by paragraph 17(e) of SFAS 140.

Loan Commitments and Related Financial Instruments, page F-9

16.   Please revise to disclose your policy for estimating credit losses associated with off-
        balance-sheet commitments.

17.   Please revise to disclose your amortization methodology for your deferred loan
        commitment fees. Refer to paragraph 5 of SFAS 91.

Note 2: Securities, page F-12

18.   Elsewhere in your filing, you indicate that your entire investment portfolio is classified as
        available for sale and comprised of mortgage-backed pass through securities. If true,
        please revise Note 2 to disclose those facts.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

  ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;
  ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility for
      the adequacy and accuracy of the disclosure in the filing; and
  ·   the company may not assert this action as a defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margaret Fitzgerald at (202) 551-3556 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Kip A. Weissman, Esq.
        Benjamin M. Azoff, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015